EXHIBIT 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, November 14, 2014

FAIRFAX ANNOUNCES COMPLETION OF ACQUISITION OF PETHEALTH INC.

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) announced today the completion of the acquisition of Pethealth Inc. (“Pethealth”).

Pethealth is one of North America’s largest providers of medical insurance for dogs and cats to pet owners, operating in the United States, Canada and the United Kingdom, and is the leading provider of management software to North American animal welfare organizations and pet related database management services to the North American companion animal industry.  Pethealth and its subsidiaries have all become wholly-owned subsidiaries of Fairfax under the leadership of newly-appointed Chief Executive Officer, Sean Smith.

“We are thrilled to have Pethealth join the Fairfax group and we are excited to welcome Sean Smith as its new CEO,” said Prem Watsa, Chairman and Chief Executive Officer at Fairfax.  “Pethealth has a strong presence in the pet insurance and pet related software sectors, and we look forward to working with Sean and the Pethealth team to further develop the Pethealth business.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946